J. Jeffrey Zimmerman	Hertz Global Holdings, Inc.
Senior Vice President,	225 Brae Boulevard, Park Ridge, NJ 07656
General Counsel and Secretary	Phone: (201)307-2609 Fax: (201)307-2748
E-mail: Jzimmerman@hertz.com

October 5, 2010

BY EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Mail Stop 3628

100 F. Street, N.E.

Washington, DC 20549

Attention:	Nicholas P. Panos, Esq.
Amanda Ravitz, Esq.

Re:  Hertz Global Holdings, Inc.
Withdrawal of Registration Statement on Form S-4 (Registration No. 333-167085)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Hertz Global Holdings, Inc. (“Hertz”), hereby requests the consent of the Securities and Exchange Commission (the “Commission”) to withdraw its Registration Statement on Form S-4 (File No. 333-167085) (the “Registration Statement”), as initially filed with the Commission on May 25, 2010 and as amended on August 12, 2010, together with all exhibits thereto, with such request to be approved effective as of the date hereof. The Registration Statement was declared effective by the Commission on August 16, 2010, and no securities have been sold or issued thereunder.

The Registration Statement registered the offering of shares of Hertz’s common stock to be issued in connection with Hertz’s proposed acquisition (the “Merger”) of Dollar Thrifty Automotive Group, Inc. (“Dollar Thrifty”) pursuant to the Agreement and Plan of Merger, dated as of April 25, 2010, by and among Hertz, HDTMS, Inc. (“Merger Sub”), and Dollar Thrifty, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of September 10, 2010, by and among Hertz, Merger Sub and Dollar Thrifty (as so amended, the “Merger Agreement”).  On October 1, 2010, pursuant to Section 8.01(b)(iii) of the Merger Agreement, Hertz delivered notice to Dollar Thrifty terminating the Merger Agreement.  Accordingly, Hertz will not proceed with the proposed offering of its common stock in connection with the Merger. Because the proposed offering of the securities registered under the Registration Statement will not occur, Hertz believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act.

Hertz requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to Hertz or its majority-owned subsidiaries for future use.

We appreciate your assistance, and should you need any additional information, please feel free to contact our counsel John M. Allen, Jr. of Debevoise & Plimpton LLP at (212) 909-6611 or Steven J. Slutzky of Debevoise & Plimpton LLP at (212) 909-6036 at your earliest convenience.

Respectfully submitted,

/s/ J. Jeffrey Zimmerman
J. Jeffrey Zimmerman

cc:	Vicki Vaniman
(Dollar Thrifty Automotive Group, Inc.)
John M. Allen, Jr.
(Debevoise & Plimpton LLP)
Steven J. Slutzky
(Debevoise & Plimpton LLP)
Paul Shim
(Cleary Gottlieb Steen & Hamilton LLP)